UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66619 / March 20, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14758

In the Matter of	**ORDER MAKING FINDINGS AND**
	REVOKING REGISTRATION OF
Tempest Microsystems, Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Transform Logic Corp.,	**OF THE SECURITIES**
Troy Acquisition Corp.,	**EXCHANGE ACT OF 1934 AS TO US DRY**
The Troy Investment Fund,	**CLEANING CORP. (n/k/a US DRY**
Two Way TV (US), Inc.,	**CLEANING SERVICES CORP.)**
University Real Estate Fund 12 Ltd.,	
US Dry Cleaning Corp. (n/k/a US Dry	
Cleaning Services Corp.),	
UST Liquidating Corp.,	
USTelematics, Inc., and	
Vendalux Corp.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement (the "Offer") submitted by US Dry Cleaning Corp. (n/k/a US Dry Cleaning Services Corp.) ("US Dry Cleaning" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice (the "Rules of Practice") of the Commission [17 C.F.R. § 201.240(a)] for the purpose of settlement of these proceedings initiated against Respondent on February 13, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to US Dry Cleaning Corp., as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   US Dry Cleaning (CIK No. 920317) is a Delaware corporation located in Newport Beach, California. At all times relevant to this proceeding, the securities of US Dry Cleaning have been registered under Exchange Act Section 12(g).

2.   On March 4, 2011, US Dry Cleaning filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California ("Bankruptcy Court"). On September 23, 2011, the Bankruptcy Court confirmed US Dry Cleaning's Chapter 11 Plan of Reorganization, as modified ("Plan"). The Plan was effective upon confirmation.

3.   US Dry Cleaning has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the Quarterly Report on Form 10-QSB with respect to the fiscal quarter ended June 30, 2008, which was filed with the Commission on August 14, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer and are not binding on any other person or entity in this or any other proceeding.